Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF

KANDI TECHNOLOGIES GROUP, INC.

Description of the Rawrr Transaction

On December 5, 2025, Kandi Technologies Group, Inc. (“Kandi” or the “Company”) entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr Inc. (the “Target Company,” “Target Subsidiary,” or “Rawrr”), a California corporation.

The Target Subsidiary operates as a specialized new energy technology enterprise focused on the research, development, design, and global distribution of high-performance electric off-road motorcycles. Its flagship product, the Rawrr electric off-road motorcycle, features high power output, superior off-road performance, and proprietary design patents. The product has gained traction in European and American markets, driven by its performance, design, and reliability. Rawrr continues to invest in core technologies including electric drive systems, battery range optimization, and advanced suspension and braking systems. The Target Subsidiary recorded approximately $15.66 million of revenue over its most recent financial year ended December 31, 2025.

Pursuant to the Share Transfer Agreement, the Sellers conditionally agreed to sell, and the Company conditionally agreed to acquire, the entire issued share capital of the Target Company (the “Acquisition” or the “Transaction”), for a consideration of $23.9 million, payable in the form of ordinary shares, with a par value of $0.001 per share, of the Company (the “Ordinary Shares”). The accounting consideration is the acquisition date fair value which is measured at a negotiated transfer price of $23.9 million, settled through the issuance of 17,700,000 ordinary shares; for accounting purposes the consideration is measured at the acquisition date fair value of those shares ($18,939,000, based on the February 6, 2026 closing price of $1.07. On February 6, 2026, the Company issued 17.7 million Ordinary Shares at a price of $1.07 per share, which was the average closing prices of the Ordinary Shares on Nasdaq Stock Market during the ten (10) trading-day period immediately preceding the agreed reference date of September 24, 2025. Kenny Hu, director and Chairman of the board of Rawrr, is son of Xiaoming Hu, a director of the Company and beneficial owner of 14,426,481 Ordinary Shares. The audit committee of the Company and the board of directors has assessed and approved the Acquisition.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical financial statements and accompanying notes of Kandi included in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 28, 2026, (ii) the financial statements of Rawrr for the year ended December 31, 2025, included as an Exhibit 99.1 to the Report of foreign private issuers on Form 6-K to which this Exhibit is attached (the “Report”), and (iii) the accompanying notes to the unaudited pro forma condensed combined financial statements included below.

The Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Kandi and Rawrr as of December 31, 2025, and depicts the accounting of the Transaction under U.S. generally accepted accounting principles (“GAAP”) (such accounting adjustments, the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025, combines the historical results of Kandi and Rawrr for the periods and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of December 31, 2025 (the “pro forma statement of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statement of operations transaction accounting adjustments are referred to as the “pro forma adjustments.” In addition to the pro forma adjustments, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 have been adjusted to reflect certain adjustments identified by management as necessary to fairly present the pro forma information included herein (the “management pro forma adjustments”).

The following unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and do not purport to represent or be indicative of the actual results of operations or financial condition and should not be construed as representative of the future results of operations or financial condition of Kandi and Rawrr (the “Combined Company”).

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transaction occurred on the dates indicated. Differences between these preliminary estimates and the final accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Kandi and Rawrr been a combined organization during the specified periods. The actual results reported in periods following the Closing may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared by management of Kandi and management of Rawrr in accordance with Regulation S-X Article 11, “Pro Forma Financial Information,” as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses,” as adopted by the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2020 (“Article 11”), and is presented in U.S. dollars. The historical financial statements of Kandi and Rawrr have been prepared in accordance with generally accepted accounting principles in the United States. Management of Kandi and management of Rawrr have made significant estimates and assumptions in their determination of the pro forma adjustments based on information available as of December 31, 2025 that are believed to be reasonable under the circumstances by each respective management team. The unaudited pro forma condensed combined financial information does not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transaction occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Pro Forma Adjustments

The pro forma adjustments are based on the management of Kandi’s and the management of Rawrr’s preliminary estimates and assumptions that are subject to change.

Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2025

(Unaudited)

	Historical		Pro Forma		Pro Forma
	Kandi	Rawrr	Adjustments	Note	Combined

CURRENT ASSETS
Cash and cash equivalents	$35,531,096	$677,435	-		$36,208,531
Restricted cash	93,495,277	-	-		93,495,277
Certificate of deposit	82,917,554	-	-		82,917,554
Accounts receivable	22,478,579	252,397	-		22,730,976
Inventories	26,360,506	4,369,363	-		30,729,869
Notes receivable	183,230	-	-		183,230
Other receivables	32,805,705	49,155	-		32,854,860
Prepayments and prepaid expense	2,613,301	6,000	-		2,619,301
Advances to suppliers	4,692,318	-	-		4,692,318
TOTAL CURRENT ASSETS	301,077,566	5,354,350	-		306,431,916

NON-CURRENT ASSETS
Property, plant and equipment, net	58,604,740	22,004	-		58,626,744
Operating lease right-of-use assets, net	-	37,288	-		37,288
Intangible assets, net	318,263	-	8,013,060		8,331,323
Land use rights, net	2,613,115	-	-		2,613,115
Construction in progress	61,651	-	-		61,651
Deferred tax assets	2,762,416	-	-		2,762,416
Long-term investment	1,856,536	-	-		1,856,536
Goodwill	22,491,482	-	10,925,940	(a)	33,417,422
Other long-term assets	9,876,537	-	-		9,876,537
TOTAL NON-CURRENT ASSETS	98,584,740	59,292	10,925,940		117,583,032

TOTAL ASSETS	$399,662,306	$5,413,642	$10,925,940		$424,014,948

CURRENT LIABILITIES
Accounts payable	$22,106,022	$3,698,806	-		$25,804,828
Other payables and accrued expenses	51,744,834	606,041	-		52,350,875
Short-term loans	30,750,924	949,910	-		31,700,834
Notes payable	16,477,037	-	-		16,477,037
Income tax payable	1,103,942	28,698	-		1,132,640
Amounts due to related parties	-	8,000	-		8,000
Lease liabilities, current	-	37,288	-		37,288
Other current liabilities	6,233,456	-	-		6,233,456
TOTAL CURRENT LIABILITIES	128,416,215	5,328,743	-		133,744,958

NON-CURRENT LIABILITIES
Long-term loans	-	1,000,000	-		1,000,000
Deferred taxes liability	857,370	-	-		857,370
Other long-term liabilities	328,373	-	-		328,373
TOTAL NON-CURRENT LIABILITIES	1,185,743	1,000,000	-		2,185,743

TOTAL LIABILITIES	129,601,958	6,328,743	-		135,930,701

STOCKHOLDER’S EQUITY
Ordinary Shares, $0.001 par value; 100,000,000 shares authorized; 84,782,499 shares issued and 82,705,365 outstanding as of December 31,2025	84,782	-	17,700	(b)	102,482
Less: Treasury stock (2,077,134 shares with average price of $2.11 as of December 31, 2025)	(4,385,882)	-	-		(4,385,882)
Additional paid-in capital	470,810,948	-	18,006,199	(b)	488,817,147
Accumulated deficit	(160,712,269)	(915,101)	915,101	(c)	(160,712,269)
Accumulated other comprehensive loss	(35,736,487)	-	-		(35,736,487))
TOTAL KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS’ EQUITY	270,061,092	(915,101)	18,939,000		288,084,991

Non-controlling interests	(744)	-	-		(744)
TOTAL STOCKHOLDERS’ EQUITY	270,060,348	(915,101)	18,939,000		288,084,247

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$399,662,306	$5,413,642	$18,939,000		$424,014,948

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2025

(Unaudited)

	Historical		Pro Forma		Pro Forma
	Kandi	Rawrr	Adjustments	Note	Combined

REVENUES, NET	$87,439,981	$15,656,224	-		$103,096,205

COST OF GOODS SOLD	(50,148,318)	(11,346,212)	-		(61,494,530)

GROSS PROFIT	37,291,663	4,310,012	-		41,601,675

OPERATING EXPENSE:
Research and development	(7,621,559)	-	-		(7,621,559)
Selling and marketing	(16,674,434)	(1,620,806)	-		(18,295,240)
General and administrative	(54,392,589)	(2,773,097)	-		(57,165,686)
Impairment of goodwill	(9,716,799)	-	-		(9,716,799)
Impairment of long-lived assets	(6,061,289)	-	-		(6,061,289)
TOTAL OPERATING EXPENSE	(94,466,670)	(4,393,903)	-		(98,860,573)

LOSS FROM OPERATIONS	(57,175,007)	(83,891)	-		(57,258,898)

OTHER INCOME (EXPENSE):
Interest income	8,690,914	-	-		8,690,914
Interest expense	(1,886,319)	(95,600)	-		(1,981,919)
Government grants	1,873,209	-	-		1,873,209
Other (loss) income, net	(43,135,872)	574,649	-		(42,561,223)
TOTAL OTHER INCOME, NET	(34,458,068)	479,049	-		(33,979,019)

(LOSS) INCOME BEFORE INCOME TAXES	(91,633,075)	395,158	-		(91,237,917)

INCOME TAX EXPENSE	(3,936,867)	(28,698)	-		(3,965,565)

NET (LOSS) INCOME	(95,569,942)	366,460	-		(95,203,482)

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,685,969)	-	-		(1,685,969)

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	(93,883,973)	366,460	-		(93,517,513)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	12,360,728	-	-		12,360,728

COMPREHENSIVE LOSS	$(83,209,214)	$366,460	-		$(82,842,754)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	83,611,267	-	-		83,611,267
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	83,611,267	-	-		83,611,267

NET (LOSS) INCOME PER SHARE, BASIC	$(1.14)	-	-		$(1.14)
NET (LOSS) INCOME PER SHARE, DILUTED	$(1.14)	-	-		$(1.14)

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$(1.12)	-	-		$(1.12)
NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$(1.12)	-	-		$(1.12)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Kandi and the historical financial statements of Rawrr, after giving effect to the Transaction using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, (“ASC 805”) and applying the assumptions and adjustments described in the accompanying notes.

2. Accounting Policies

Other than the accounting policies disclosed below, no other material differences were noted between Kandi’s and Rawrr’s accounting policies. Following the Closing, a more detailed review and comparison of the two companies’ accounting policies will be performed. As a result, additional differences between the accounting policies of the two companies may be identified that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial information.

Property, Plant and Equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated over the asset’s estimated useful life, using the double-declining balance method. Estimated useful lives are as follows:

Motor vehicles	5 years

The costs and related accumulated depreciation of assets sold or otherwise retired are eliminated from the Target Company’s accounts and any gain or loss is included in the statements of income. The cost of maintenance and repairs is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

Revenue Recognition

The Company applies ASC Topic 606 for revenue recognition. The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods or services. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Target Company generates revenue through the sales of electric off-road motorcycles. The revenue is recognized at a point in time once the Target Company has determined that the customer has obtained control over the product or the control of the promised services. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

3. Preliminary Purchase Consideration Allocation

On December 5, 2025, Kandi entered into the Share Transfer Agreement with Sellers to acquire all the share capital of Rawrr, at a consideration of $23.9 million, payable in the form of the Ordinary Shares.

For purposes of the preliminary allocation, the estimated fair values of the identifiable assets and liabilities of Rawrr, identifiable intangible assets at their estimated acquisition-date fair values, and goodwill included under the table below were determined based on an evaluation date of January 31, 2026. The Transaction was consummated on February 6, 2026 (the “Closing”). Consideration transferred is measured at the acquisition-date (February 6, 2026) fair value of the shares issued, while identifiable net assets are measured using the January 31, 2026 valuation as a practical approximation of their fair values, with no material changes in the gap period

Assets acquired
Cash and cash equivalents	$399,830
Accounts receivable	239,245
Inventories	4,565,809
Other receivables	30,139
Prepayments and prepaid expense	6,000
Property and equipment, net	22,004
Operating lease right-of-use assets, net	34,006
Total assets	5,297,033

Total liabilities assumed
Accounts payable	(3,769,614)
Other payables and accrued expenses	(493,745)
Short-term loans	(949,910)
Income tax payable	(28,698)
Amounts due to related parties	(8,000)
Lease liabilities, current	(34,006)
Long-term loans	(1,000,000)
Net assets acquired	(986,940)
Identifiable intangible assets
Customer relationship	4,000,000
Intellectual property	5,000,000
Net assets	8,013,060
Purchase consideration	18,939,000
Goodwill	$10,925,940

4. Pro Forma Adjustments

The pro forma adjustments are based on the management of Kandi’s and the management of Rawrr’s preliminary estimates and assumptions. Actual results may differ significantly from such preliminary estimates and assumptions.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2025 are as follows:

(a)	To reflect goodwill.
(b)	To reflect the acquisition consideration of $18,939,000, representing 17,700,000 ordinary shares issued measured at the acquisition-date (February 6, 2026) fair value of $1.07 per share ($17,700 to ordinary shares and $18,921,300 to additional paid-in capital)
(c)	Elimination on combination.